June 30, 2011

Sort of Like the Same Thing, Only Different

Greece became a preoccupation across global financial markets. Protestors took to the streets as their government and the European Union considered stern measures meant to stave off a potentially calamitous default.
Statistics showed the U.S. remained mired in an intractable housing funk. Conditions in the job market were also troubling, with unemployment north of 9 percent. Corporations sat on piles of cash and banks were reluctant to lend. The debate grew as to whether the economic recovery was truly established and self-sustaining. Returns stoked by early-spring optimism were gone by the time summer rolled around.
Remember 2010? Just like it was yesterday.
Here we are in the middle of 2011 living through what feels like a replay of the events that influenced the stock market at this time last year. A year’s worth of analysis, commentary and other forms of dissection of geopolitical developments and macroeconomic data left investors in virtually the same predicament they were in back when stores couldn’t keep Silly Bandz in stock and Tiger Woods was still the No. 1 player in professional golf.
Despite a 50-plus percent jump in the CBOE Volatility Index between the relative calm of late April and the quarter’s peak skittishness in mid June, we think there’s some comfort to be taken in revisiting the same cast of macro-level foes. While debt concerns and other familiar issues made for a tough summer last year, the market later turned its attention toward the significant earnings gains being made among individual companies.
Macro forces moved the market the majority of the time in 2010, but individual-company fundamentals made the most out of their late-year opportunity to exert their influence. Major market indexes went from year-to-date declines at the end of June to double-digit gains in the 12 months through December.
We’re not trying to say the same scenario is about to play out in the second half of 2011. We’re just pointing out that ominous macro threats don’t always turn out to be the impediments that they seem to be at a particular point in time. When earnings strength exists, it eventually gets noticed.
The average Friess Associates holding is expected to grow earnings 32 percent this year, or about 45 percent faster than the average growth rate for the Russell 3000 Growth Index. We believe that pronounced earnings growth advantage is worth a premium, especially considering the general level of valuations at this juncture. The index sells at an average price-to-earnings ratio of 15.4 times 2011 earnings estimates versus 17.1 times for the typical holding in the portfolios we manage.

Frayed Nerves in May and June

The CBOE Volatility Index (VIX) is a measure of market expectations for near-term volatility conveyed by S&P 500 stock index option prices on the Chicago Board Options Exchange.
Source: Bloomberg Analytics

Although many of the headlines regarding Greece or the U.S. economy this year and last are interchangeable, a June 20 article by Bloomberg News explained how stock prices relative to earnings at this point in 2011 tell a unique story: “Stock Prices Cheapest in 26 Years as S&P 500 Falls, Profit Rises.”
The article pointed out that the relatively muted performance of the stocks in the S&P 500 Index so far in 2011 versus expectations for 18 percent earnings growth this year results in unusually low valuations. “Even if companies posted no growth, price-earnings ratios would be lower than on 96 percent of days in the past two decades,” the story noted.

Valuations aren’t the only thing different than last year. Our conversations with Chief Executives and Chief Financial Officers are revealing that company managements enjoy a much higher degree of visibility into end demand in 2011 than at any other time since the recovery began.
Getting caught with excess inventory is no longer a primary concern. They tell us the more pressing risk is not having the inventory on hand or the production capacity in reserve to keep up with demand. Longer lead times, bigger backlogs, increased order flow and other industry parlance for “business is so good customers are lining up” continue to evidence the trend toward improved visibility.
Joy Global (page 4) is one of only two major manufacturers catering to the global market for original equipment and aftermarket parts for the mining industry. Infrastructure building in emerging markets drives a steady hunger for basic materials that, in itself, is enough to keep Joy Global plenty busy. Years of underinvestment in the mining business and elevated commodity prices add to the need for equipment and parts. Joy Global’s backlog grew 55 percent in the April quarter to $2.6 billion.
Why would a company like Tempur-Pedic, which is already immensely profitable, raise prices for its best-selling, $2,000-plus Cloud Supreme mattress? Because it can. Management’s visibility into end demand and its willingness to raise prices are intertwined. Whether passing along higher input costs or expanding profit margins, higher prices reflect a company’s confidence in demand for its products or services.
Tempur-Pedic (page 5) continues to benefit from a new product cycle that it planned and invested in when the home furnishings business was in shambles in 2008. The addition of the Cloud series to the company’s foam mattress offerings is helping drive record earnings. Tempur-Pedic grew March-quarter earnings 55 percent.
Confidence in end demand gives companies the confidence to spend in areas that can contribute to future growth. Teradata (page 5) has been spending on acquisitions and salespeople to bolster its position in the “big data” arena. Teradata warehouses the disparate data of its customers and helps them make better use of their data while lowering costs. The bigger the company, the bigger the challenge managing its data can be, which is why Teradata counts some of the world’s biggest corporations as customers. Teradata topped expectations with 23 percent March-quarter earnings growth.
DSW (page 4) is confident in its concept and its appeal to customers. The proof is in the company’s plan to double its number of new store openings this year to 18, while also pursuing a plan to remodel another 74 locations. DSW appeals to style- and value-conscious consumers by offering a wide array of brand-name shoes and accessories at reasonable prices.
DSW represents the kind of company we like to own in that it is not a big-name industry leader but rather a company that is making a name for itself as it captures market share. In just six years time, DSW went from the eighth largest market share holder in the adult footwear business to the second largest. The company exceeded earnings estimates with 27 percent April-quarter earnings growth.
We don’t take our cues from benchmark composition, investor sentiment or economic indicators. We let each company make its own case as to whether it belongs in the portfolios we manage. Tempur-Pedic, for example, represented a promising opportunity to us at the start of last summer when we identified its significant earnings growth potential and added it to the portfolios we manage that could hold companies in Tempur-Pedic’s market-cap range. Amid 2010’s midyear uncertainty, the market seemed to tell us the purchase was ill-advised.
Tempur-Pedic shares fell nearly 20 percent between our first buy on June 14, 2010 and the end of August. Ethan Steinberg, the Research Team Leader responsible for Tempur-Pedic, performed trade check after trade check to confirm his fundamental assumptions and prove that Tempur-Pedic deserved continued tenure as a holding. Tempur-Pedic went on to become the highest returning stock we held in the year ended June 2011.
Investors were more apt to flinch at the end of June than they were at the end of March. No one knows where the market’s mood is headed next. That’s why we stay focused on the individual-company level, where earnings trends highlight the companies investors will focus on whenever distractions subside.
Best wishes from your entire Friess team.

Bill D’Alonzo
Chief Executive Officer

Friess Associates

Disaster’s Impact Reaches Beyond Japan

While the enormity of the devastation following the March 11 earthquake in Japan was apparent to the naked eye, the economic impact of the disaster has been slower to reveal itself. More than three months removed, damage to the world’s third-largest economy is still having an impact around the globe.
Our research work following the disaster focused on disruptions in Japanese industrial activity and its effect on specific supply chains. While the overall impact of the disaster on global growth was relatively small, just about any company sourcing goods from a Japanese manufacturer faced near-term challenges.

Year-Over-Year Change in Japan’s Industrial Production Index

Source: Bloomberg Analytics

Exports have been the main engine of Japan’s economic growth the past six years. Exports fell for the first time in 15 months in March, resulting in the economy shrinking at a 3.7 percent annual rate in the first quarter and setting the stage for greater contraction in the second quarter. The nation is expected to resume growth in the second half of 2011 amid efforts to rebuild. Nevertheless, as an exporting nation, disruptions to supply chains and inconsistent factory output were consequential, particularly for the automobile, telecommunications, and consumer electronics industries.
Thirty-seven percent of the $124 billion in merchandise that the U.S. imported last year from Japan represented motor vehicles and auto parts. Japan lost an estimated 65 percent of its auto production capacity following the earthquake, with Toyota, Honda and Nissan all temporarily suspending production at Japanese plants. In the U.S., General Motors was forced to temporarily stop production of pickup trucks due to a lack of Japanese parts. Ford and Chrysler both restricted orders on certain vehicle colors because of problems getting a paint ingredient from a Japanese supplier.
Auto dealership networks that began the year modeling a surge in sales reported shortages of popular Japanese models from manufacturers during the June quarter. A Florida dealership that sells an average of 20 Japanese-made minivans a month received just four in May. Auto companies, as well as others from a broad range of industries, are now re-evaluating the risk in their global manufacturing supply chains and adjusting “just in time” inventory strategies.
Japan consumes 24 percent of worldwide silicon and manufactures 65 percent of the world’s semiconductor silicon wafers. While shortages of some technology components surfaced after the disaster, major product delays were limited as companies relied heavily on existing inventory to help them avoid missed deadlines. Still, the potential for supply imbalances to impact performance for technology companies later in the year remains an area of vigilance for us, particularly given the industry’s tendency to double order in uncertain environments.
The disaster will likely mean longer-term changes to the power industry. Prices for many commodities have fallen since the earthquake, as market participants speculated that emerging market demand would decline in the near term. In the long run, energy prices are likely to move higher as Japan imports other sources of fuel to replace lost nuclear power. Additionally, the nuclear troubles Japan faces could presage a shift away from nuclear power and toward alternative energy sources such as coal. The U.S. and Europe are reviewing their nuclear programs, taking some nuclear plants offline and looking hard at license requests.
In the months following the earthquake, research gleaned at the individual-company level also provided a sense of the far-reaching impact on the pace of business in general. In its Beige Book summary of business activity and Open Market Committee meeting in June, the Federal Reserve Board cited the widespread supply disruptions following the disaster in Japan as a factor in softer-than-expected overall economic growth in the U.S. It also noted the transitory nature of supply shocks, which tend to move growth into the future.
For example, based on released schedules, auto production in July should jump 24 percent, the sixth biggest increase on record. While still depressed, industrial production in Japan expanded at a higher-than-expected rate of 5.7 percent from April to May, marking its biggest jump since 1953 when the nation happened to also be recovering from a massive earthquake.
To be sure, Japan was struggling to restore its fiscal health well before the earthquake. The country’s outstanding public debt, at two times its $5 trillion economy and moving higher, is oversized among developed nations. That said, the extensive nature of our research puts us in contact with many companies with operations in the country, and we are inspired by their resolve and determination. The Japanese people have proven tremendously resilient after past tragedies, and we’re pleased to see that this already appears to be the case this time as well.
- Research Team Leader Andrea Dalton

Friess Associates

DSW Inc., DSW

From 2008 through 2010, DSW’s comparable-store sales grew at twice the rate of the overall adult footwear market. Including new store openings, DSW more than tripled the industry’s growth. The company’s strategy continues to win it gains in scale and market share that should leave competitors quaking in their boots.
NYSE-listed DSW Inc. operates retail footwear stores that cater to customers who are conscious about style and value. DSW stores average about 22,000 square feet and carry approximately 24,000 pairs of shoes, including well-known brands such as Gucci, Nike and Steve Madden. The company operates 318 stores in 39 states and dsw.com. Revenue rose 13 percent in the 12 months through April to $1.9 billion.
While DSW engineered an amazing rise from the eighth largest adult footwear retailer in 2004 to the second largest in 2010, the company maintains a focused strategy to drive further growth, including plans to open 18 new stores this year and remodel 74. At the same time, the company is positioned to use technology and purchasing clout to maintain earnings leverage. DSW is also debt-free and carrying $338 million in cash.
Your team spoke with Chief Financial Officer Douglas Probst about potential for weather trends in the Northeast and Midwest to adversely impact the start of sandal season. Sandals regularly represent more than 20 percent of sales in the company’s fiscal first and second quarters. DSW has developed the logistical sophistication to redirect inventory based on regional sales and weather trends, a practice that enabled the company to meet sandal-sales expectations in the April quarter amid concerns to the contrary.
Double-digit growth in accessories and men’s footwear helped DSW grow April-quarter earnings 27 percent, exceeding estimates by 13 percent.
Your team bought DSW at 16 times fiscal 2012 estimates. Wall Street predicts DSW will finish the year with 17 percent earnings growth.

Joy Global Inc., JOYG

It seems logical that fortunes in the mining business would change along with the global economy’s prospects, but the reality is different below the surface. As the economy ebbs and flows, infrastructure-driven demand in emerging markets remains relentless, and Joy Global plays a critically important role in the ongoing efforts to meet it.
Nasdaq-listed Joy Global Inc. is one of two primary global manufacturers of original equipment and aftermarket parts for the underground and above-ground mining industries. Its electric shovels, dragline excavators, drills and other machinery are used extensively in the mining of coal, copper, iron ore, oil sands, gold and other mineral resources. Revenue grew 8 percent to more than $3.8 billion in the 12 months through April.
Earnings grew 32 percent in the April quarter, exceeding the consensus estimate by 13 percent. Revenue jumped 19 percent. Even with lower growth assumptions, developed and developing nations, particularly China and India, continue to create new demand for energy, steel and other basic materials. After shelving expansions during the economic recession, mining companies are now rapidly working to expand amid elevated commodity prices.
Your team spoke with Chief Executive Mike Sutherlin regarding the impact improved manufacturing efficiency has on profitability. The time required to produce its massive electric shovels has fallen from 16 months to just over five months. Meanwhile, new orders increased by one-third from last year, driving backlogged orders up 55 percent to more than $2.6 billion.
The company’s pending purchase of LeTourneau Technologies is also expected to immediately add to profitability. In addition to gaining front-end loaders for its surface mining business, the acquisition opens a new platform for growth in equipment for drilling rigs..
Your team bought Joy Global at 13 times earnings estimates for its fiscal year ending October. Wall Street predicts earnings growth of 29 percent during that period.

Friess Associates

Tempur-Pedic International Inc., TPX

As a recession and collapsing home values crippled the home-furnishings industry in late 2008, mattress maker Tempur-Pedic refreshed its product line. Launched the following year, the company’s Cloud line of mattresses is proving to be an effective and enduring tool for capturing market share.
NYSE-listed Tempur-Pedic International Inc. is the category leader in specialty mattresses, the fastest growing segment of an estimated $13 billion global mattress market. The company’s mattresses, pillows and other sleep products incorporate a proprietary viscoelastic foam-like material based on a substance first developed by NASA. Products are sold in over 70 countries through a network of retail partners, health-care providers and direct-to-consumer methods. Revenue grew 30 percent in the 12 months through March to $1.2 billion.
March-quarter earnings grew 55 percent on 28 percent revenue growth. The company’s Cloud series, now its best-selling line, continues to exceed expectations as distribution widens in the U.S., where sales increased 37 percent during the March quarter. International sales are expected to accelerate following the March introduction of the Cloud series in Europe.
Increased advertising efforts drawing attention to the health benefits of the company’s products have been well received, with higher marketing costs offset by improvements in manufacturing and distribution efficiencies. Gross profit margins increased by more than 3 percentage points to 52 percent during the quarter.
Your team spoke with Chief Financial Officer Dale Williams regarding the competitive environment for specialty sleep products. Cheaper versions of foam mattresses haven’t impacted demand, as evidenced by the company’s ability to recently raise prices for its best-selling Cloud Supreme mattress by 12 percent. Tempur-Pedic’s newest collection of mid-priced mattresses also carries higher price points.
Your team bought Tempur-Pedic at 11 times current 2011 earnings estimates. The consensus forecast calls for 35 percent earnings growth this year.

Teradata Corp., TDC

Welcome the world of “big data,” where according to a recent study by analyst group IDC, the total amount of data being created across the world is now more than doubling every two years. As the amount, source and scope of data grow, harnessing information to make better business decisions becomes increasingly difficult. Teradata turns big data into big profits.
NYSE-listed Teradata Corp. is a leading provider of enterprise data warehouse solutions that integrate a customer’s disparate data into a central depository, enabling better data consistency, improved analytics and lower costs. Its solutions include software, hardware, and related business consulting and support services. Customers include hundreds of the world’s largest companies. Revenue grew 14 percent in the 12 months through March to more than $2 billion.
Analytics has become a priority for businesses trying to solve key challenges, whether risk management in financial services, targeted marketing in retailing or pricing new data plans in telecommunications. March-quarter earnings grew 23 percent, beating the consensus estimate. Sales increased 18 percent as a record number of new customers looked to gain a competitive advantage and make more informed decisions by using Teradata’s technology.
Improving sales trends reflect a strong reception for Teradata’s newest high-end enterprise data warehouse solutions and a new push into mid-range analytics systems. At the same time, the company’s growing direct sales force and new partnerships are helping capture market share.
Your team spoke with Chief Financial Officer Steve Scheppmann regarding the company’s solid position in a trend toward using big data. A series of recent acquisitions expands the breadth of the company’s offerings, allowing it to better analyze marketing data and capture unstructured data from sources such as video streams and social media material.
Wall Street currently predicts Teradata will grow earnings 23 percent this year.
Friess Associates

Genevieve Cozzens

Intensive, company-by-company research is the lifeblood of Friess Associates. The firm is designed to ensure that the deep research staff we carry spends its time conducting grassroots investigative work. Genevieve Cozzens plays a critical role in the Friess research process by focusing her energy on maximizing the effectiveness of one of our seven research teams.
As a Research Manager, Genevieve tackles a multitude of tasks to enable researchers to focus exclusively on conducting research. She arranges management meetings, schedules phone interviews with company executives, makes travel plans and handles broker contacts. Genevieve also monitors breaking news on the companies for which her team is responsible.
“Genevieve’s commitment to making the most of my time is a huge productivity boost,” Co-Research Team Leader Roy Smith said. “She organized a trip to New York for me in May that allowed me to attend four different industry conferences and interview more than a dozen management teams in just two days.”
Friess researchers share the insights they gather through a proprietary database, and it’s Genevieve’s job to make sure her team’s latest findings are made available right away. Genevieve is also well versed in various software packages and other research tools, as she’s often called on to gather information for her team.
“Genevieve anticipates what researchers need,” said Researcher Mira Lee. “She conducts herself in a way that demonstrates great respect for the work we do, the people with whom we interact and the people who count on us to work hard on their behalf.”
Genevieve earned her bachelor’s degree from the University of Vermont, where she played lacrosse and served as a mentor in an area Big Sister program. Originally from New York City, a childhood spent skiing in the Northeast inspired a love for the mountains that led her to Jackson Hole soon after graduating college.
Outside the office, Genevieve enjoys skiing, mountain biking, running and practicing yoga. She and her husband are outdoor enthusiasts who like to vacation in places that offer opportunities to hike and explore. Their most recent trip was to Kangaroo Island, Australia this past spring.

On the Cutting Edge...

Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

New Production Method Could Unlock Potential

For several years, researchers have told us that manmade “metamaterials,” which interact with light like no natural material can, will lead to optical devices more advanced than previously imagined outside of science fiction. But existing processes used to make these nano-scale materials have been too arduous and time consuming to facilitate real-world demonstrations. A professor at the University of Illinois at Urbana-Champaign might have developed a solution. His stamp-based printing method makes relatively large sheets of an especially promising metamaterial that engineers envision being used in such advanced applications as super-lenses and invisibility cloaks.

Focus Photos After Taking Them

Armed with $50 million in fresh venture capital, a Mountainview, California-based startup named Lytro promises the introduction of its new camera later this year will spark a “picture revolution.” Regular digital cameras combine all light rays that are captured and represent them as one amount of light. Lytro’s “light field” camera captures all of the light rays separately. The camera relies more heavily on software than mechanics, resulting in no shutter lag. Thanks to the light field technology, images can be focused after being taken, subjects can be focused selectively and photos can be switched from two to three dimensions, among other capabilities outlined by Lytro. The company plans to begin selling the camera before the end of 2011.

Friess Associates

Scott Gates

From recession to recovery and all that’s in between, the past 22 years presented Scott Gates the opportunity to invest against virtually every imaginable economic backdrop. Now a mixed bag of data fuels uncertainty about current conditions, prompting him to rely on his experience for direction.
“We don’t want to hold companies with business models that can’t withstand changes in the pace of economic growth,” Scott said. “We want companies that for their own unique reasons will generate new business independent of the U.S. growth rate or interest rates in China.”
Scott is a Research Team Leader, making him part of a select group of decision-makers within the Friess research team structure. In addition to his stock-picking role, he evaluates ideas uncovered by the members of his team and mentors other teammates as they deepen their experience employing the Friess investment strategy.
Scott’s current holdings include companies that enjoy strong earnings visibility despite an increase in second-guessing among economists regarding the last half of the year. For example, Joy Global (page 4) weathered the Great Recession virtually unscathed, signaling the persistence of the global supply shortage for needed mining equipment. The company just recorded its highest level of quarterly bookings in the April quarter.
Likewise, revenue trends for National Oilwell Varco reflect demand for oil-rig services dictated by the age of the drilling fleet rather than the price of oil.
Prior to joining Friess Associates, Scott spent seven years working for Gardner Lewis Asset Management, where he was a senior research analyst. The firm, which was founded by two former Friess Associates employees, manages growth mutual funds using a bottom-up, fundamentals-based strategy.
Scott also worked as a trader in the interbank currency market. He credits his experience in the largest market in the world for teaching him invaluable lessons about managing portfolio-level risk. Years before, Scott earned firsthand management experience as the owner and operator of a restaurant franchise.
Scott earned his undergraduate degree at Wake Forest University and his MBA from Emory University. He and his wife have two children.

Novel Neural Implant

Engineers from the University of Michigan are taking a promising new approach to linking brains and computers with technology they hope will one day restore self-directed movement among victims of paralysis. The team overcame numerous challenges in existing neural implant design with what it calls BioBolt, a dime-sized implant that makes contact with the brain through a hole in the skull. Microcircuits at the point of contact decipher patterns from firing neurons and, based on those patterns, send digital commands to an external computer. One of the most unique aspects of BioBolt’s design is that it taps into the conductive properties of human skin to transmit the signal. The implant’s developers aim to replace the computer with wearable electronics, like a watch, that could directly stimulate muscles being called into action.

Technology of Touch

A collection of technology companies is jockeying for position in the ongoing evolution of smartphones, tablets and other devices by adding to their “feel” in inventive ways. From virtual guitar strings that fingers deem authentic to flat-surface keyboards that deliver the sensation of keystrokes, competition is heating up in the field of haptic technology, or technology that adds tactile sensations to a user’s interaction with a device. An early example of haptics is a cell phone’s vibrate mode. Now, a company called Tactus Technology has applied for patents related to technology behind a touchscreen from which the company claims a keyboard or game’s controls can rise. Bloomberg Businessweek recently highlighted Tactus, Pacinian, Senseg and the small-cap public company Immersion in an article on the topic.

Friess Associates

Game Plan for Big-Growth Bargain Hunting

The S&P 500 Index closed lower during all but four trading weeks during the June quarter as investors reacted to numerous threats to global economic growth. During the same time, estimated 2011 earnings growth for the average company in the benchmark increased from 16 to 18 percent. When corporate profits and stock prices temporarily move in opposite directions, we believe the ability to actively identify undervalued growth opportunities rises in importance.
With slower-than-expected overall economic growth more likely, investors reduced their tolerance for risk, pushing stock prices and valuations lower on speculation that earnings outlooks could change. Our investment process is designed to buy companies before their success is fully reflected in their stock prices. Companies that outperform the investment community’s expectations attract positive attention regardless of where economists peg the current state of the economy.
Additionally, unlike some growth investors willing to pay a big premium for growth, the attention we pay to price aims to reduce risk when things don’t go as planned. We only buy companies that sell at reasonable price-to-earnings ratios (typically under 25 times forward earnings estimates). Lofty expectations associated with high price-to-earnings ratios set companies up for harsh treatment for even slight missteps or, like recently, when macroeconomic forces create headwinds for the entire market.
A broad group of companies with exposure to China has come under pressure in recent weeks as officials in Beijing hiked interest rates and tightened bank-lending practices in an attempt to cool inflation. Convinced that macro concerns regarding emerging market growth were clouding near-term earnings growth catalysts, we purchased a small-cap manufacturer of anti-lock brakes and other safety equipment for the global transportation industry.
Adoption rates for the company’s products continue to strengthen following regulatory shifts in all of the company’s markets, particularly in emerging economies that lag behind in implementing safety features. The company trades at less than 15 times a consensus earnings growth estimate of 60 percent for this year.
A large manufacturer of construction, mining, agricultural and forest machinery in our portfolios came under pressure for similar reasons during the quarter. Despite being heavily leveraged to cyclical markets dependent on development and commodity demand, our research shows strengthening sales trends in the U.S. and emerging markets even as global growth moderates. Structural changes in population growth, wealth and land usage are behind favorable long-term demand trends in the company’s end markets while its dominant position and recently expanded global footprint create near-term earnings potential. The company trades at 14 times the current consensus earnings estimate, which calls for 64 percent growth this year.
At 32 percent, expected 2011 earnings growth for our average firm-wide holding now stands over 10 percentage points higher than at the end of March. The driving force behind this characteristic is a team of two dozen internal research professionals and additional research consultants, who collectively perform as many as 100 interviews each day with company managements, customers, competitors and suppliers. Thanks for the opportunity to work on your behalf.

Performance data quoted represent past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of June 30, 2011, DSW Inc., Joy Global Inc., Tempur-Pedic International Inc., National Oilwell Varco and Teradata Corp. represented 0.35, 0.63, 1.32 and 2.44 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Joy Global, National Oilwell Varco and Teradata Corp. at 0.83, 1.30 and 3.12 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess based on consensus estimates and are not predictive of future performance. The S&P 500 and Russell 3000 Growth Indexes are unmanaged indexes commonly used to measure the performance of U.S. stocks. You can not invest directly in an index.

Friess Associates, LLC		Friess Associates of Delaware, LLC
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Jackson, WY 83001	Editorial Staff: Chris Aregood and Adam Rieger	Greenville, DE 19807
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Friess Associates